Filed by IntercontinentalExchange, Inc.
(Commission File No. 001-32671)
Pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934

Subject Company: NYSE Euronext
(Commission File No. 001-33392)

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EDITED TRANSCRIPT
ICE - Q4 2012 IntercontinentalExchange, Inc. Earnings Conference Call

EVENT DATE/TIME: FEBRUARY 06, 2013 / 01:30PM GMT

OVERVIEW:
Co. reported 2012 revenues of $1.4b and net income attributable to ICE of $552m. 4Q12 consolidated revenues were $323m.

FEBRUARY 06, 2013 / 01:30PM GMT, ICE - Q4 2012 IntercontinentalExchange, Inc. Earnings Conference Call

CORPORATE PARTICIPANTS

 Kelly Loeffler IntercontinentalExchange, Inc. - VP of IR & Corporate Communications

 Scott Hill IntercontinentalExchange - CFO

 Jeff Sprecher IntercontinentalExchange - Chairman & CEO

CONFERENCE CALL PARTICIPANTS

 Richard Repetto Sandler O’Neill & Partners - Analyst

 Howard Chen Credit Suisse - Analyst

 Ken Worthington JPMorgan Chase & Co. - Analyst

 Chris Allen Evercore Partners - Analyst

 Alex Kramm UBS - Analyst

 Roger Freeman Barclays Capital - Analyst

 Niamh Alexander Keefe, Bruyette & Woods - Analyst

 Patrick O’Shaughnessy Raymond James & Associates - Analyst

 Brian Bedell ISI Group - Analyst

 PRESENTATION

Operator

Good day, ladies and gentlemen, welcome to the IntercontinentalExchange fourth-quarter 2012 earnings conference call. At this time, all participants are in a listen-only mode, and later, we will conduct a question-and-answer session. In the interest of time during the Q&A session, we request that you ask one question and one follow-up question. If anyone should require assistance during the call, please press star and then 0 on your telephone.

(Operator Instructions)

As a reminder this call is being recorded. I’d like to introduce your host for today’s conference, Kelly Loeffler, Vice President of Investor Relations and Corporate Communications.

Kelly Loeffler - IntercontinentalExchange, Inc. - VP of IR & Corporate Communications

Thank you, Bethany. Good morning. ICE’s fourth-quarter and full-year 2012 earnings release and presentation can be found in the investor section of our website at TheICE.com. These items will be archived and our call will be available for replay.

Today’s call may contain forward-looking statements. These statements, which we undertake no obligation to update, represent our current judgment and are subject to risks, assumptions and uncertainties. Please note that the numbers discussed today refer to our adjusted operating results, which we believe are more reflective of the performance of our business.

You’ll find a non-GAAP reconciliation in the earnings release and presentation, as well as an explanation of why we deem this information to be meaningful, and how management uses these measures. The materials presented today reflect futures volumes that has been restated to include previously-cleared swap contract volumes. For a description of the risks that could cause our results to differ materially from those described in forward-looking statements, please refer to the Company’s Form 10-K, which was filed with the SEC this morning.

With us today are Jeff Sprecher, Chairman and Chief Executive Officer, Scott Hill, Chief Financial Officer, and Chuck Vice, President and Chief Operating Officer. I’ll now turn the call over to Scott.

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FEBRUARY 06, 2013 / 01:30PM GMT, ICE - Q4 2012 IntercontinentalExchange, Inc. Earnings Conference Call

Scott Hill - IntercontinentalExchange - CFO

Thanks, Kelly. Good morning, and thank you all for joining us today. Our performance in 2012 once again set us apart, as we generated our seventh consecutive year of record revenues and earnings. We demonstrated that it is possible to sustain growth on top of growth, even in a lower-volatility, risk-averse environment. Amid significant regulatory change, we have delivered responsive solutions based on our investments in clearing, technology and innovative products. This strong execution, along with positive secular trends, a market and customer focused strategy, and a global business model continue to enable our growth.

I’ll start this morning on slide 5, where I’ll recap our 2012 performance. Revenues grew 3% to a record $1.4 billion on a 10% increase in futures contract volume. Net income attributable to ICE was $552 million, up 8% year to year. Operating margin increased to 61%. Diluted earnings per share rose 9%, and operating cash flow grew 3% to $733 million. We achieved many milestones over the course of the year. Brent became the world’s leading crude oil futures contract. We provided solutions for regulatory reform. We introduced over 150 new commodity products, and we expanded our options market with more than 100 million options contracts traded in our energy and ag markets for the first time. And in December, we announced our plans to acquire NYSE Euronext to form the world’s premier global derivatives and equity market operator.

Moving to slide 6, I will detail our fourth-quarter results. Consolidated revenues were $323 million, down 1% from the prior fourth quarter. However, consolidated operating expenses were also down 1%, yielding operating income of $192 million, which was roughly in line with the prior year. Excluding our NYSE Euronext transaction expenses, adjusted operating margin was 62%, and adjusted diluted earnings per share grew 5% from last year’s fourth quarter to $1.84. Importantly, we delivered this margin expansion and earnings growth, even as we executed on a number of strategic initiatives listed on the right side of the slide.

We expanded our efforts in the emissions, OTCFX and CDS markets. We transitioned our swap contracts to futures markets, and we began developing the clearing solution for life and reached an agreement to acquire NYSE Euronext. This performance demonstrates our ability to simultaneously meet our customers’ needs, respond to market and regulatory evolution, advance strategic growth initiatives, and innovate in our markets to deliver growth and value to our shareholders.

Turning to slide 7, you can see the detail of our revenue and expense components for the fourth quarter. Transaction and clearing revenue were $277 million, a decline of 4% year to year, as market participants remain cautious against an uncertain political, economic and regulatory backdrop. Volatility was also relatively low in virtually all of our products, though Brent, emissions and ags grew at a healthy pace. Market data revenues grew 14% to a record $37 million in the fourth quarter demonstrating continued demand for the commodity markets we operate in. Our OTC credit revenue, while down from the prior fourth quarter, improved sequentially to $36 million, including $19 million in CDS clearing revenue. And during the quarter, ICE clear credit set a daily record of $14.5 billion in notional cleared.

On the right side of slide 7, you can see that operating expenses declined 1% to $131 million and operating margin was 59%. Excluding $9 million of expense associated with the NYSE Euronext deal, operating margin expanded from the prior year by 2 points to 62%. For 2013, as noted on the lower right side of slide 7, we expect adjusted operating expenses to increase in the range of 3% to 5% compared to our 2012 adjusted operating expense of $527 million. The expense guidance excludes expenses related to the NYSE Euronext deal, and some duplicate rent expenses expected in the first half of 2013, all of which will be excluded from our non-GAAP expenses. This information is included in the guidance section of our earnings release.

Please flip to slide 8, where I’ll review the fourth-quarter results for our futures products. Revenue declined 2% over the prior fourth quarter on a 1% decline in average daily volumes, amid a risk-averse environment and lower volatility across most of our asset classes. Within our energy futures market, Brent emissions, European natural gas, and energy options all posted solid volume gains. Brent crude volume increased 6% over the prior fourth quarter, and as we reported in January’s volume release, Brent volume grew 17%, compared to the prior January, with record open interest.

Brent futures and options open interest today stands at approximately three million contracts, which is 75% above last January’s levels. Continued growth in the Brent futures contract is supported by the development of Brent options, and complementary contracts such as refined oil futures. For the fourth quarter, emissions average daily volume grew 40% to a record 48 million contracts, as Phase III of the EU emissions trading scheme approached.

In November, ICE began auctions for the UK the government on our auction platform, which is integrated with our Liquid WebICE screen for secondary trading. The middle distillate market remains relatively soft, as the gas oil market remains in evaporation, however there continues to be strong participation in this market and gas oil options volume doubled from the prior fourth quarter. In the North American natural gas market, low volatility and low prices, along with mild weather, significantly curtailed trading activity at the end of 2012 and in January. Our user base remains solidly weighted towards commercial and the move to futures markets has been extremely well received. Finally, we saw volume and revenue growth in almost all of our ag markets. Average daily volume in sugar increased 12% from the prior fourth quarter, and our total ag open interest grew 9% in 2012.

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FEBRUARY 06, 2013 / 01:30PM GMT, ICE - Q4 2012 IntercontinentalExchange, Inc. Earnings Conference Call

Let’s turn now to our credit business on slide 9. Fourth-quarter CDS revenues were $36 million. This includes $17 million from Creditex, and $19 million from CDS clearing. Our clearinghouses continue to set the industry pace with more than $37 trillion cleared in gross notionals across nearly 400 unique CDS instruments. While the credit execution business remains challenged, we see several catalysts for improvement in CDS markets over the course of 2013.

Later this quarter, mandated clearings for US indexes will begin. We also announced regulatory approval for portfolio margining for the buy side, where we’ve now cleared $120 billion of gross notional to date. We’ve filed for the necessary approval for client clearing in Europe, and will expand our product and customer base further in 2013. Finally, we continue to work with the industry on developing a CDS futures product, and will update you as we progress towards launch.

Let’s review our cash generation and returns on investment on slide 10. For the year, we generated $733 million of operating cash flow, and we ended the fourth quarter with $1.6 billion in cash and no net debt. We did a small borrowing to facilitate some inter-company transactions at the end of 2012, which increased debt and cash by an equal amount. This borrowing will be repaid during the first quarter. We used more than $50 million of our strong cash flow during 2012 to repurchase 417,000 shares of ICE stock, and perhaps most importantly, our returns on invested capital remained well above our cost of capital, and above the returns of the S&P and our competition. Our cash generation, strong balance sheet, and consistent value creation support our ability to continue to invest in growth and innovation to the benefit of our customers and shareholders.

I’ll wrap up my remarks on slide 11. We’re proud of our track record of organic growth, and successful integration of acquired companies. While 2012 featured another challenging market environment, you can see on this slide that our revenues have consistently risen, our expenses remain well-managed, and our earnings have continued to grow. And as the chart reflects, this performance clearly distinguishes us among our peers. We do not rest on past accomplishments though. Rather, we continue to raise the bar on how we define success, and we remain committed to delivering revenue and double-digit earnings growth in 2013. That’s what our investors expect from us, and that is the measure of success to which we hold ourselves. And as you saw in 2012, if we come up short of our expectations, it’s a self-correcting problem, due to our performance-based culture and compensation.

Our current business is solid, and well-positioned to continue to benefit from strong secular trends. We have identified and are executing important strategic initiatives across geographies and asset classes. We are leading markets through extraordinary change, and have a great opportunity in front of us to integrate with NYSE Euronext to create the premier global exchange in a growth company that will be focused on our customers, innovation and value creation. With that, I encourage you to review the guidance in the press release and I’ll be happy to take your questions during Q&A. Jeff, over to you.

Jeff Sprecher - IntercontinentalExchange - Chairman & CEO

Thank you, Scott, and good morning, everyone. I’ll recap some of the drivers of our 2012 performance, and how they position us for the current year and beyond. Then, I’ll provide an update on our transaction with NYSE Euronext, and on our clearing services agreement with NYSE Life. As Scott detailed, ICE’s seventh consecutive record year came amid a dynamic macro environment. I want to recognize our team at ICE, who drove double-digit volume growth while exercising very strong expense discipline.

On slide 12, you can see that growth in our customer base has continued amid extended economic uncertainty and regulatory change, demonstrating the rising demand for risk management. In 2010, connections to the ICE platform averaged 8,000 per day. In 2012, we averaged 15,000 per day. Our revenues were driven by a balanced mix of US and international customers, as a result of our global commodity products.

We positioned the Company at the forefront of global change by responding to shifts in the environment and in our customers requirements. This responsive culture is consistent with ICE’s founding principles, that were formed when Chuck Vice, Edwin Marcial, and I began mapping out the business many years ago. While ICE has expanded significantly from that time, these objectives remain central. We focus on the needs of end-users in our markets, we promote market transparency, and we remain flexible enough to evolve.

Scott walked you through the performance of our futures business, and on slide 13 I’ll provide more detail on our global energy markets. Total energy volume grew 13% in 2012, and open interest rose strongly to 70 million contracts. Open interest in Brent futures and options contracts doubled year-on-year to 2.7 million contracts at the end of January 2013. The Brent North Sea crude oil contract continues to drive growth. We’re working with the global oil industry to respond to demand for contracts to meet their hedging requirements. The underlying physical production of sea-borne Brent crude continues to increase, protecting its longevity as the global oil benchmark.

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FEBRUARY 06, 2013 / 01:30PM GMT, ICE - Q4 2012 IntercontinentalExchange, Inc. Earnings Conference Call

In 2012, Brent became the world’s largest crude oil futures contract by contract volume, out-trading WTI by more than 1 billion barrels. Commitment of trader reports confirm that commercial customers have moved towards the Brent benchmark, which causes commodity indices to reweight in favor of Brent. We continued our strong support for the WTI contract as the leading US crude oil benchmark, and we believe WTI volume could benefit from growing US production as storage and pipelines adjust to a less import-driven US market. And while WTI futures volumes were down sharply this year across energy exchanges, we believe that if the Brent WTI spread were to narrow, we would see a return to spread trading that has diminished in recent years, as the contract is largely disconnected.

Turning to natural gas. Our volumes in [2002], we recorded a 27% increase in European natural gas futures volume, and a 12% increase in US natural gas volume. In recent quarters, US natural gas prices have shown very low volatility, and basis relationships have been evolving with a rapidly-changing production landscape, causing trading activity in both North American gas and power to be muted. We maintain a close dialogue with our end-users who tell us that the transition of our swaps product to futures contracts have allowed them to seamlessly continue risk management in the normal course of business. We do believe that the ongoing uncertainty around the US and EU swaps rule makings have had overall trading activity limitations, and it has caused them to some extent to be turned down. That being said, we’re very pleased with the reaction from end-users in our energy markets who provide consistently positive feedback on our futures transition. Our customers have been willing to take on the increased regulatory requirements of the futures market, where possible, rather than face the complex and uncertain remaining issues in the swaps market.

Going into more detail on slide 14, we continue to introduce new products to meet global demand. In 2012, we added 150 new products that contributed to our $64 million in new product revenue. Product development supported by ICE Clear Europe has generated meaningful incremental revenue since that clearinghouse’s launch just over four years ago. And just last week, we announced a slate of 16 new products including iron ore, Chinese coal, and refined oil futures. We continued to drive our Brazilian market initiatives towards, or to meet their needs of the developing OTC energy and fixed income markets. And while those revenues won’t be material this year, we’re very pleased with our progress and our partnerships at both Cetip and BRIX.

In Europe, our emissions business grew, with futures and options volumes up 23% in 2012. Prices in January have been very low, but emissions volumes actually grew 31% in January versus last year. I also want to mention that despite a challenging CDS market environment, the market remains highly engaged in clearing and planning for its further evolution. We have deep experience in meeting our customers regulatory requirements and our framework for financial swap clearing remains unmatched.

We move to slide 15, I’ll provide you an update on our transaction to acquire NYSE Euronext, and on our clearing services agreement with NYSE Life. So starting with the NYSE Life clearing agreement, NYSE Life chose to utilize ICE Clear Europe as its clearing provider, once its clearing delivery timeline, expense and development requirements became evident, amid an evolving regulatory environment. Life concluded that an outsourced solution would provide the greatest certainty required under the proposed EMIR legislation compliance requirements. Due to the extensive development work, testing and approvals that are needed prior to the transition to ICE Clear, it was important that this work begin right away, which it did in December of 2012.

We’re also very pleased with the progress and pace of our planning work to acquire NYSE Euronext, and we’re eager to begin executing on the growth opportunities this expanded portfolio brings us. We’ve outlined on the slide the main areas of focus at this time, including our focus on integration planning and synergy capture, the integration of Life’s business and portfolio optimization. The move of business on exchange has been amplified by global regulatory reform, and there are many areas of need to provide compliant solutions. As ICE moves into larger addressable asset classes, we’ll be able to serve more of our customers’ demands for capital efficiency and risk management tools, which are driving end-users to reduce operational risk. This will continue to be a long-term growth driver in our industry.

ICE’s expertise in derivatives will be extended via this transaction into the interest rate space, with opportunities for serving customers across futures and OTC markets. And while both rates and equities appear to be at cyclical lows, there are an indication these markets are poised to grow. Importantly, our customers in the global OTC markets are interested what ICE’s solutions for interest rate swaps could look like, based on how we’ve supported their evolution in the energy and credit markets. The range of opportunities available in this transaction is well suited to our strengths across clearing, technology, new products, and regulatory compliance. In the United States, NYSE’s visibility and brand have again made it the number-one listings venue for IPOs globally, despite a very tough equity market, and we believe there’s a very solid case for new opportunities in NYSE’s US equity business, and its many valuable pieces, including its data, listings, options markets, and its various other initiatives. We’ll continue to put a focus on areas where together, we can bring more confidence and regulatory parity to markets.

We started a discussion with European stakeholders regarding the potential IPO of the Euronext business, which includes Continental European operations. Our planned approach to these strategic assets would be to make a prudent investment case for new shareholders, provide for a stable and local capital market operator, create a strong independent competitor in the exchange base. Our focus, however, is on completing the steps to close the acquisition, so we’ll provide additional information on the potential for a Euronext IPO, as those plans are developed. And finally in terms of process, last week we filed our first draft of our registration statement with the SEC, and on January 16th we completed our Hart-Scott-Rodino filing in the US. The EU and the UK approval process is very extensive, but we’re working to streamline these approvals through a dialogue with regulators and as the approval process continues, we’ll keep you apprised of developments. I hope that you can see however that we remain very enthusiastic about this transaction and our future as a growth leader in the global marketplace.

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FEBRUARY 06, 2013 / 01:30PM GMT, ICE - Q4 2012 IntercontinentalExchange, Inc. Earnings Conference Call

We turn to slide 16, I’ll highlight key themes for ICE in 2013. While economic and regulatory uncertainties remain, these are often drivers of growth at ICE. Companies rely on our markets to hedge risk where uncertainty exists, and we’re expanding the ways in which we can serve the needs of our customers around the world. We’ve consistently delivered growth on top of growth, and we believe this will continue to be the case, by developing customer-centric solutions that support our users. The strong secular trends we’ve seen in commodities have not abated and our customer growth continues as we expand our product set. We believe that financial reform implementation will bring confidence back to the derivatives market, and together with cyclical improvements in credit markets and the move to exchange trading and clearing, a healthy volume environment can be supported over the long term.

With our strong core business, new growth initiatives, and our NYSE Euronext transaction we believe we’re best-positioned to capitalize on change and to continue to lead. We had a very solid 2012 with 9% EPS growth, adjusted operating margin expansion, and 18% returns on invested capital. ICE’s growth drivers and our growth targets remain differentiated. So on behalf of everyone at ICE, I’d like to thank our customers for their business in 2012. I’d also like to thank the buy-side and sell-side professionals who recognize Scott Hill, Kelly Loeffler and the ICE Investor Relations team and me in the 2012 institutional investor survey. And thank you to my colleagues at ICE for delivering the best year in our Company’s history. I have every confidence that 2013 will be another record year for us.

I’ll now ask Stephanie, our Operator, to conduct the question-and-answer session.

QUESTION AND ANSWER

Operator

(Operator Instructions)

Our first question comes from the line of Rich Repetto with Sandler O’Neill. Your line is open.

Richard Repetto - Sandler O’Neill & Partners - Analyst

Congrats on a strong quarter, but since we’re limited on questions, I’m going to focus on the transaction with the NYSE. Jeff, you mentioned in your prepared remarks, and you’d mentioned in the media about strengthening the equity market structure. I think you mentioned something about parity in your prepared remarks. How much time have you spent looking at it, and what are some of the, can you give us some hints on how you would try to improve the NYSE’s position, I guess, in the US equity market structure?

Jeff Sprecher - IntercontinentalExchange - Chairman & CEO

Sure. Well first of all, NYSE graciously allowed us to do diligence on their businesses as we were negotiating this transaction, and we were pleasantly surprised by many of the things we saw inside their US equity franchise, particularly the strong listings business that I mentioned to you, and the fact that they have a very robust data and data dissemination business that they’re strengthening right now. So there’s some very good components in there. Also, we maintain a strong interest in the options business in our core commodity franchise, and we’re looking to help expand that through acquisition of NYSE’s equity options businesses, but I think, when I talk about changes to market structure, it’s very clear that there’s already an existing dialogue going on, NYSE’s been a very strong part of that dialogue, and I’m hoping that attention that will be paid to ICE and to NYSE as a part of this transaction will increase the pulpit that both we and the New York Stock Exchange have to make comments about how the market structure can be improved.

And so to a certain degree, we’re taking advantage of the attention that you all are giving us to point out the problems, and try to be creative where there will be solutions. I generally think the pendulum has swung too far in some of the reforms that were put in place in the markets, and that the market itself needs to come up with solutions that it can take back to market participants and to regulators in a collaborative way. And I know just from our short time having announced this deal five weeks ago, that a lot of people in those industries have reached out to me and my colleagues at ICE with ideas on how things can be improved, so I’m relatively optimistic that the pendulum has swung far enough, and it’s going to come back to a more rational environment.

Richard Repetto - Sandler O’Neill & Partners - Analyst

Okay, I thought you might say something about rebates, because I know you hadn’t been fond of the rebate structure there.

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FEBRUARY 06, 2013 / 01:30PM GMT, ICE - Q4 2012 IntercontinentalExchange, Inc. Earnings Conference Call

Jeff Sprecher - IntercontinentalExchange - Chairman & CEO

Okay, I’ll say something about rebate. I just read where another exchange has offered up a rebate structure where it has a negative capture rate for the Company. I learned a long time ago if you want to stand out on a corner and handout $5 bills, you will attract a line of people. I do not understand why anyone would take their shareholder value or take to benefit one class of customer, and in this case, targeted at one specific Company to move their business, and treat that particular Company and its customers differently than all other people in the marketplace, and I hope that kind of behavior will stop in that industry. It’s disruptive, it is not good for shareholders. It’s not long-term good for investors, and where we see those kinds of things I’ll be vocal about them, because I do come in as an outsider and hopefully can have some credibility, along with my colleagues, to point out things that patently seem absurd.

Richard Repetto - Sandler O’Neill & Partners - Analyst

I’m glad I dragged that out of you. I’ll consider that my follow-up, and thank you. Thanks.

Operator

Our next question comes from the line of Howard Chen with Credit Suisse. Your line is open.

Howard Chen - Credit Suisse - Analyst

Jeff, a question on your core energy and commodities trading business. When we look back at the underlying user growth expansion in 2012, it looks like you saw flattening of total user growth in the first half and then a sharp acceleration in the back half, so I was wondering if you could provide maybe a bit more detail and color on what you attribute that flattening and then that re-acceleration to, and what does that all tel you as you set up into 2013 and beyond? Thanks.

Jeff Sprecher - IntercontinentalExchange - Chairman & CEO

Sure. I think a couple things are going on. One, in our Brent market, which is our flagship energy product, the commercial users have long known about Brent, and in fact when we bought the international controlling exchange of London it was a commercial exchange for all intense and purposes. There were almost no non-commercial participants in that exchange, other than the floor community. What you’ve seen now is a bit, I think, of a lagging response, where indices and other people that look at volume trends in rebalancing their indexes and portfolio managers that look at how to approach commodities look backward to rebalance, and saw the performance of our Brent markets in 2011, and then took the beginning of 2012 to think about how to readjust their portfolio, and then found us in the back half of the year.

The second trend that’s going on, which is quite an interesting trend, is that the US energy markets are fundamentally changing as we speak, and the country is becoming more natural gas oriented and that natural gas is coming, because it was associated initially with fracking. You got gas coming in areas that were oil-oriented, and so you have a different basis relationship between the gas markets, and that was not well-understood in the beginning of 2012, but as we moved through the year, more and more people started to think about their exposure to natural gas and we see increasingly a lot of mix change going on in the gas business. And the last trend that hit us in the back half of the year was, we announced that we were moving from swaps to futures. The difference in those markets are profound, a lot of people tend to underestimate the regulatory differences of being fully regulated futures, but our OTC markets were principles only, in other words, there were no brokers, and regulated futures, we can have regulated futures brokers who can act on behalf of their customers, so we opened up that. Secondly, when we were OTC, you had to have high capital requirements to participate in regulated futures, retail investors can participate, so we broadened our addressable market, and I think those three trends are what played out in the back half of the year.

Howard Chen - Credit Suisse - Analyst

Great. Thanks for wrapping that altogether, and my follow-up, as we get closer to these mandatory clearing deadlines, was hoping you could speak to some of the trends you’re seeing in CDS clearing post portfolio margin approval? And just a broad question, how active are you able to be on the interest rate swap clearing conversation given all that you have going on at the Company? Thanks.

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FEBRUARY 06, 2013 / 01:30PM GMT, ICE - Q4 2012 IntercontinentalExchange, Inc. Earnings Conference Call

Scott Hill - IntercontinentalExchange - CFO

Yes, so just with regard to the CDS part of it, Howard, we are seeing interest in activity around the CDS clearing significantly increase, as you might expect over the last kind of two to three months, particularly with the approval that we got on the portfolio margining, which was the key element of the buy side offering. We had it for the sell-side, we needed it for the buy side, so once we had that locked down, the conversations have accelerated and it’s our full expectation that as we get to the mandatory clearing later this quarter and certainly throughout the rest of the year, that you’ll see a quick acceleration and the buy sides clearing. And with portfolio margining, it’s our expectation that it will go beyond just the mandated index because as you know what the portfolio margining does, it allows people to move in their index and single names and get the efficient capital treatment they’ve desired, so we’re quite hopeful, and that hope is based on customer conversations, that as we get into March and throughout the rest of the year, we will begin to see a significant ramp on the buy side clearing.

Jeff Sprecher - IntercontinentalExchange - Chairman & CEO

And on interest rates, a couple things going on. First of all, because we don’t have regulatory approvals, we’re not actively engaged with NYSE in a joint dialogue, because we would have gun jumping issues, but ICE is and long has been looking at and working behind the scenes on the interest rate space. We have a lot of domain knowledge in our Company about that space that we’ve acquired over time, and so we have independently been working on initiatives here, that will allow us we hope to move relatively quickly, once the acquisition is completed.

Howard Chen - Credit Suisse - Analyst

Great. Thanks for taking the questions.

Operator

Our next question comes from the line of Ken Worthington with JPMorgan. Your line is open.

Ken Worthington - JPMorgan Chase & Co. - Analyst

Would actually love to follow-up on Howard’s question. So the two things, the change in basis for nat gas and the migration from OTC to listed, you said or maybe implied that it depressed volumes, and probably was further hurt by the low volatility, but as the market gets used to these changes, do volumes, or participation just recover back to where they were, or does these kind of changes set up for greater participation in the future, and therefore greater activity levels at any given level of volatility? I’m trying to understand what the implications are longer-term, if it’s just a recovery or is there actual paradigm shift leading to further growth? Does that make sense?

Jeff Sprecher - IntercontinentalExchange - Chairman & CEO

Absolutely. I think that it’s a paradigm shift. I think the United States is going to become a natural gas-oriented energy economy, and while prices will be low, because we have an abundance of gas, on a percentage basis, a $0.10 or $0.20 move is a large move, and as people become more dependent on natural gas, they will want to hedge out their risks. What we see going on right now is, as mentioned, natural gas used to in this country be largely a south to north movement, and now it’s an east to west movement and so the relationships people had on how they hedged their risk versus the benchmark contracts that we offer are changing and some of those relationships are unknown, because the logistical challenges of moving this gas around are great, and in talking to some very senior people in the industry, they’re starting to get a handle on how the markets will work in times of low volatility and high volatility, and as I think they become more adept at that, you’ll see the larger dealers more proactively offering to hedge their customers’ business, because they can understand the risks. So I’m long-term bullish on it and I think in other words, you want to be in the US natural gas business, as the US is becoming a natural gas economy.

Scott Hill - IntercontinentalExchange - CFO

If you look at the numbers, Ken, September and October, we were seeing a decent re-acceleration in nat gas and people took November and December off, but January got us right back around those same levels, so even in the near term, we did see some pick up in the Fall and in January, it’s an encouraging start. Down against a really difficult compare, but an encouraging start relative to the last half year.

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FEBRUARY 06, 2013 / 01:30PM GMT, ICE - Q4 2012 IntercontinentalExchange, Inc. Earnings Conference Call

Ken Worthington - JPMorgan Chase & Co. - Analyst

Awesome. Okay, thank you. And then on emissions, I’d love to hear outlook. You had some stuff in the prepared remarks we’re in Phase III, volume zoomed in Q4, prices are really low, so what are the political and regulatory themes that drive activity, maybe in 2013? And then pricing has dropped so much, it feels like it’s going to cost as much to trade one of these contracts as the cost of the contract itself, so does pricing need to change here given the decline in the value of the contract itself?

Jeff Sprecher - IntercontinentalExchange - Chairman & CEO

Those are good questions. First of all, there’s a lot of uncertainty around the political response to the low prices, as you’re aware, I believe. And we are participating actively in that dialogue. Prices fell, because in Phase III, we moved to a price-based auction process for new contracts, and we run those auctions in the UK. So far, our auctions have been successful, and have cleared the market. There was a failure in auctions run on the European continent by others, but we continue to see robust trading.

The one thing I can say, Ken, having spent time over there and really worked in these markets with our colleagues is, there is a true commitment to reduced carbon in Europe, and there is a commitment to doing that in the most free market-rate-based way possible, and so I think the politicians and the regulators over there will come to some rational conclusions. They are working quickly to shore up the program, because they want it to continue to succeed, and so all that bodes well for us. Very hard to predict volumes as we go through an uncertain regulatory condition. We’ve seen that in other markets obviously in the past few years, regulatory uncertainty, but it does appear that in Europe, the people involved want to get this quickly nailed down, which is a good thing.

Scott Hill - IntercontinentalExchange - CFO

Again just looking at the numbers, Ken, fourth quarter emissions volumes were up off a third quarter which is unique among a number of our products so even with all of the dynamics that you suggested, it increased Q2 to Q3, it increased Q3 to Q4, so the interest in trading those products on our exchange remains high.

Ken Worthington - JPMorgan Chase & Co. - Analyst

Great, thank you very much.

Operator

Our next question comes from the line of Chris Allen with Evercore. Your line is open.

Chris Allen - Evercore Partners - Analyst

Scott, I just wanted to talk a little bit on the expense guidance. You inferred flexibility on the compensation side. Just looking at the guidance range, I mean should we be thinking about that level, I mean a good level to think about to produce double digit earnings growth and if we see a scenario next year, where it’s more flattish revenue growth you’d see a pullback as we saw this year, I’m basically trying to drive at how conservative is your guidance estimate moving forward on the expense side.

Scott Hill - IntercontinentalExchange - CFO

Look, as I said in my prepared remarks, our compensation is tied to our performance. Our expectation this year is we’ll grow double-digit earnings and you can figure out from that my expense guidance, that suggests that we think we’ll have a solid revenue growth year. If that comes, if we don’t make that objective, just like you saw in 2012, the compensation self-corrects. It’s a model we’ve got. Just to give you an example, we give performance based restricted shares and the number of shares people get are completely tied to the performance of our Company, and those shares go down through the manager level of our Company. So that tells you that a large number of people in our Company get those shares. Even though we were very close on our objectives, we came under or we came up just short, and yet there was a 25% hair cut on the number of RSU’s that was granted, so when we say we’ve got a performance-based culture, our compensation plans back it up, and it’s a meaningful impact, if we don’t get to the objectives we set.

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FEBRUARY 06, 2013 / 01:30PM GMT, ICE - Q4 2012 IntercontinentalExchange, Inc. Earnings Conference Call

Chris Allen - Evercore Partners - Analyst

Great, thanks. Then just I wanted to ask a little bit on the data service fees line, continued stable to upward progression there. Yesterday CME talked about lower screen count and then a pullback in terms of co-location demand, implying less user demand overall. Just wondering if you have seen any impact, you’ve an announced pricing change kicking in first quarter 2013. Based on this chart on slide 12 it seems like you’ve seen continued growth in your user side, so any color on that front would be helpful as well.

Scott Hill - IntercontinentalExchange - CFO

Let me take part of it at the higher level. We have a co-location regime, but we’ve never really looked at that as a driver of revenue, and the reason is that over time, computers generally get smaller. And over time, the power consumption of a computer goes down, over time the cooling consumption goes down, so to the extent you’re selling real estate power or cooling, you’re in a market that where the footprint is going down. And so that particular part of trading is not something that we have focused on necessarily as a revenue opportunity. We provide co-location services, and all of the things I just mentioned, to help facilitate people who want to trade, but not necessarily a different line. On our data business, we have a history of entering new markets, and when we enter new markets almost de facto, the data that we have is scant and poor. And as we penetrate markets, our data becomes richer and we have a history of giving away data or making things free initially and as they become more certain then we bring them up to our normal rates of charging. And I think you can see that in the case of how we penetrated certain new markets now and have such a rich data set that people are willing to pay for it.

Chris Allen - Evercore Partners - Analyst

Great, thanks.

Operator

Our next question comes from the line of Alex Kramm with UBS. Your line is open.

Alex Kramm - UBS - Analyst

Good morning. Just wanted to come back to the deal for a second. It sounds like obviously a month and a half ago you announced this deal, seems to be a lot of focus on ICE Clear given the relationship there, but wondering how much of an opportunity the management team or you personally have had to meet with more people at NYX. I know the deal is public, get to know the businesses a little bit more. I know you can’t really hit the ground running yet, but to what degree has your thoughts about synergy’s or rationalization of certain businesses changed, since maybe a month and a half ago? Thanks.

Jeff Sprecher - IntercontinentalExchange - Chairman & CEO

Well it’s a good question. First of all, Duncan Niederauer and his management team have been fabulous and completely engaged with us. Daily conversations going on for planning, integration planning, and also continue to helping ICE just understand their businesses. They have a 200 year-old Company that has many more complexities than our 12 year-old Company, and so we continue to learn about it and discuss ways of improving there in our business as we combine. We’ve looked at the synergy bucket really, pretty basically which is one bucket of synergy’s on how ICE can integrate Life and move into the interest rate business, which are all cost based, no revenue synergy’s there. One bucket on how we can put together our corporate cultures and technology, and one bucket that really NYSE has already previously identified as their Project 14, which we wanted to validate and also take credit for, as we would continue the work that they’ve started post-merger.

We’ve not looked at or talked about synergy’s with the potential spin-off of Euronext. There are other parts of their businesses that they continue to move forward on various initiatives, that we will inherit, and we’ll have a better opportunity months from now to see what those look like. They mentioned to you, I think, on their call yesterday, a number of initiatives where there are positive momentum and noises around them so we have the advantage of waiting to see how those play out, and then we can make a more informed decision on what those look like in a combined Company. So in that regard, we have our antenna up and the dialogue is very deep and robust, but we have not announced any new synergy’s.

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FEBRUARY 06, 2013 / 01:30PM GMT, ICE - Q4 2012 IntercontinentalExchange, Inc. Earnings Conference Call

Alex Kramm - UBS - Analyst

Okay. And then just maybe just for Scott to come back to Chris Allen’s question here on the guidance, I think the guidance range is something like $10 million in total, and I was a little surprised to see the D&A range of $5 million here, so can you talk about the comp obviously being a big variable, but it looks like there’s some variable here, and it looks to me, I would say, this is something where you should have some sort of visibility so maybe you can just explain why you have such a big range there, and what the moving pieces are? Thanks.

Scott Hill - IntercontinentalExchange - CFO

Yes, so if I understand the question correctly, on a $0.5 billion of expense it’s why we have a $10 million range and I think that’s fairly tight and we’ve been pretty good about giving you expense guidance. 3% to 5% expense growth, and double-digit earnings growth, you will see a return on the comp line to 100% budget or bonus assumption and that cost me about $6 million. That alone is one point of the growth, so you take that out, it’s 2% to 4%. The D&A we told you we would spend about $60 million to $70 million in capital, ultimately that flows back through the D & A line. There’s some growth there.

We spent about $60 million or so in non-real estate capital in 2012. So that step back and look at it, you go down line by line, SG&A will be about in line with where it was last year, D&A will be only slightly up from where it was last year, professional services will be about in line with where it was last year and you’ll see a bit of an increase in comp. And again, frankly that’s getting us back to 100% achievement of our double-digit target. It’s hiring a very modest number of people, and it’s supporting growth again on top of growth, so I think it’s a pretty tight range for a Company pretty focused on growth.

Alex Kramm - UBS - Analyst

I’ll follow-up on that, thanks.

Operator

Our next question comes from the line of Roger Freeman with Barclays. Your line is open.

Roger Freeman - Barclays Capital - Analyst

Jeff, you want to come back to a point you touched on, on interest rate swaps and that you’ve been doing work in the background. One of the things I wonder about is the timing of the deal closing and sort of inability to directly work with NYSE and the process, but markets are going to be pretty much switched over to swap clearing by third quarter, when this deal may close, so you said relatively quickly, you’ve come to market. It feels like it almost has to happen within a short number of months. Is that a fair way to think about that?

Jeff Sprecher - IntercontinentalExchange - Chairman & CEO

Well, if I had a magic wand, I’d close the deal tomorrow, so we can get working. But I think what you’re referring to is largely US timetable. Europe is slightly behind that, and as you may have seen the EMIR legislation just suffered another timing setback in the last couple days. If you look at the NYSE interest rate footprint, it’s largely European based, so I think we certainly have more time there, but longer-term, I’m really convinced that clearinghouse’s that can manage customer capital in a way that people feel confident about, and do it transparently and with the close relationship with the Treasury functions, are going to attract business, and I really think we can differentiate our capabilities.

We have the benefit, frankly, of building a new clearinghouse and looking at best practices across all existing clearinghouse’s when we did that, and we have the benefit of building technology in the internet age that can be lightweight and easily connectible. Underneath here we been hiring a lot of quantitative people and Treasury-type people which is really the hiring that Scott just referred to, to build-out our capabilities, that I think ultimately over time, we will be able to attract business and thereby build growth across asset classes. And that’s the basic investment pieces that we’re making in this transaction.

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FEBRUARY 06, 2013 / 01:30PM GMT, ICE - Q4 2012 IntercontinentalExchange, Inc. Earnings Conference Call

Roger Freeman - Barclays Capital - Analyst

Good and fair point in the European timeline. And I guess the other question is, going back to CDS, and the outlook there, one of the issues I think on kind of broader adoption is the challenges in clearing financial CDS, so I want to see if there’s an update on whether that’s been worked out. And also on the sovereign CDS, I was wondering if you have any color on why the SEC is taking so long to approve, I would have thought Europe would be a tougher regulatory body to get through.

Scott Hill - IntercontinentalExchange - CFO

That one was a tough regulatory body to get through. I’m kind of like Jeff, I want the magic wand to wave it through but at the end of the day, I think all regulators are wanting to be more cautious and to better understand the risk. With western European solves, just as an example, those are European names, clearing a European clearinghouse and the regulatory approval that we need is from the US regulator, the SEC, but they have oversight among many other regulators of the ICE clearinghouse, and they want to make sure they understand the business going through there so I think it’s just people being prudent and cautious. It’s frustrating for us because we’re very confident in the solution we’ve got. The FSA has signed off on it.

We’re already clearing solves an ICE Clear credit so I wish I could give you a better reason as to why, but I think it’s just an abundance of caution that’s common across regulators today, wanting to make sure every T is crossed a couple times so we’re continuing to work through, because there is demand for those products, and we are ready to clear them. So we’ll just continue to work closely with the SEC and try and get it over the hurdle. With regards to the financial’s and other products, I would tell you that we will continue to develop more products as we move forward working through options and tranches and a number of products to make available for clearing.

The financial CDS has some unique risks, in that some of those financial’s are at clearing members, and so those probably aren’t up at the front of the line in terms of product development, but there’s still opportunity for further product development to be had and to get revenue growth from that. And then as I mentioned in our prepared remarks, an area where we are focused is we now have a license for market and an opportunity to develop a CDS future, and we’re working very closely with the industry. The early reaction has been positive, and as I mentioned in my remarks, we’ll give you an update as we move forward and get closer to a launch, but that’s a product where we’re spending a lot of time and where we think there is a good opportunity for us inside 2013.

Roger Freeman - Barclays Capital - Analyst

Thanks a lot.

Operator

(Operator Instructions)

Our next question comes from the line of Niamh Alexander with KBW.

Niamh Alexander - Keefe, Bruyette & Woods - Analyst

Thanks, and yes I’m going to follow-up on the credit derivatives, because you gave us a really neat update last quarter, and you made some huge progress in getting the license and incredibly getting the dealers to move on screen, and we since heard about the client dealer venues moving on screen, which really bodes well. I guess in the meantime you’ve been busy raising your prices for NYX, but what can you share with us about the credit and the next future product? Is it this quarter or next quarter? Have you gotten commitment and incentives for dealers yet? Maybe you can share a little bit how to think about the economics?

Jeff Sprecher - IntercontinentalExchange - Chairman & CEO

Sure, well first of all, we’ve gone out to the market and asked the question, and it’s a question that you see in the press. Do you want us to just take the existing swaps-type contract and futurize it, or should we take the opportunity to develop a contract that is a little more conducive to the way people may handle risk? Or do you do both or some combination and how big should this contract be, and what should the pick size be, and who are the natural users of the contract and that kind of thing. So we’re doing our homework because we think that there will be ultimately a large suite of credit products that can be traded on exchange, but we would like our initial entry into that, we would like opening night to be a hit so that we can lever off of that.

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FEBRUARY 06, 2013 / 01:30PM GMT, ICE - Q4 2012 IntercontinentalExchange, Inc. Earnings Conference Call

And so that’s just taking a lot of conversation. As Scott mentioned, the conversations have been good. People are interested. The OTC credit default swap market in single names has been very challenged, frankly since the Lehman collapse, its been on a downward trajectory, and there are a lot of people that want to manage credit risk that would like to have the tools to do that, and so we see people helping us and trying new things. As you alluded to, we now have companies that are streaming prices in the OTC market, and we have been engaged with those companies about the types of futures products that we could potentially offer, and how they could modify those streaming algorithms to help us frame the markets, and give us prices on the first day. And those conversations are going well, so it’s a very different environment today, I think than just a few years ago where there is a real appetite in our mind to create a headline product and a lot of good dialogue.

Frankly, there’s no negativity. The dialogue is all around the nuances of what would be the best product, and how should it relate to existing risk that’s out there. So we’re cautiously optimistic. It could be a very good opportunity for us and I think you know probably personally said, stuck my neck out, that I think credit is an under-traded asset class and it wants to be standardized and listed, and I think if we do it right, it will do well. And we’ve seen a huge uptake in trading of cash credit in the form of bonds, and I think that the market would prefer to trade risk in a more standardized derivative, and concentrate that risk on an exchange. And so that’s what we’ve been working out for the last few years, and I do think it’s a 2013 opportunity, and I do think it’s something that we will be launching at the end of the first quarter or early in the second quarter, depending upon the readiness of the market.

Niamh Alexander - Keefe, Bruyette & Woods - Analyst

Okay, thanks so much, Jeff, I appreciate you expanding on that. And then secondarily back to the energy product, and I guess we talked earlier about the dynamics of the pricing in gas markets and how maybe that’s shifting to volume demand and then some of the characteristics there. But coming at it from the customer perspective, even though this morning’s Journal article about how some of the large pension funds are reconsidering the strategy of investing in options indices or just in commodities indices should we say, and if there’s one consultant telling one pension fund oftentimes got a lot of consultants telling others to do something similar and engage similar strategy. Is that something that you’ve seen yet or you’ve been able to identify in maybe some of those customers pulling back a little bit?

Jeff Sprecher - IntercontinentalExchange - Chairman & CEO

Yes, I think what we see is conversations with our salespeople about how less correlated commodities are to equities, and that phenomenon bodes well for institutional investments that are looking for diversity. As I think you’re probably uniquely aware of, after the Lehman collapse, everything seemed to be correlated, and everything seemed to be correlated to government action to a certain degree, and now it does feel like we’re going back to a disconnect where fixed income and equities and commodities will have their own unique trading behavior going forward. And I think that bodes well for commodities, and bodes well particularly for Brent, particularly as those indexes have started to add heavier weights of Brent, which has contributed to our growth, and will continue to do so.

Niamh Alexander - Keefe, Bruyette & Woods - Analyst

Okay, that was kind of obvious I guess saying some of these pension funds are pulling back from index investing and commodities.

Jeff Sprecher - IntercontinentalExchange - Chairman & CEO

Well I think right now looks like everybody is rushing into equities. And we appreciate all of those, all you listening that have done that in ICE stock.

Niamh Alexander - Keefe, Bruyette & Woods - Analyst

Thanks.

Operator

Our next question comes from the line of Patrick O’Shaughnessy with Raymond James. Your line is open.

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FEBRUARY 06, 2013 / 01:30PM GMT, ICE - Q4 2012 IntercontinentalExchange, Inc. Earnings Conference Call

Patrick O’Shaughnessy - Raymond James & Associates - Analyst

So my question would be in Europe, with the financial transaction tax that they keep talking about, it seems like they have a group of 11 or 12 countries that are interested, how much does that concern you about negatively impacting the long-term value of the NYSE Euronext franchise?

Jeff Sprecher - IntercontinentalExchange - Chairman & CEO

Well first of all, taxing a product that you sell is probably never a healthy thing, but the way I look at it, frankly, is that the marginal user that will no longer manage risk or make an investment, because of the transaction cost, is probably a fee-sensitive customer, and that in our world is probably an algorithmic trader, who has the least net income contribution to the Company. So I think while on a volume basis, you’d hear people talking about large downturns, I’m not sure on an economic basis it’s as draconian. We have seen in our markets, we’ve always, at ICE, I think been a little bit of a laggard when it comes to bringing algorithmic trading into our markets. We want it, and it’s a part of our industry right now, but we want to be constructive and provide liquidity, and we have seen that in markets where we don’t have algorithmic traders, we can provide liquidity with people with a mouse who are actually willing to pay us more for the opportunity to capture the bid offer spread, so I’m not sure it’s as negative as maybe the press would make it to be with respect to NYSE, and frankly, anything that can help prevent the fragmentation that goes on in the equity markets is probably a good thing in the long run, and that tax, in an odd way, may actually contribute to less fragmentation.

Scott Hill - IntercontinentalExchange - CFO

And Patrick, you’ve got to remember it’s 11 out of 27 and 3 of those 11 announced plans already that are completely different, and now all 11 of them have to agree on exactly the same plan for it to come into effect, so you can imagine just getting to a point where you have an agreed tax is likely to take quite some time, if ever, and then once that happens, it’s just as Jeff said.

Jeff Sprecher - IntercontinentalExchange - Chairman & CEO

The UK has a stamp duty tax on shares that trade there, the difference, in my understanding, is the difference in the transaction tax being discussed now is that the revenues would go to the Brussels, to the EU, whereas the stamp duty tax in the UK, the revenues are going to the UK government, but it doesn’t look like the London Stock Exchange has necessarily suffered that much to me. It’s actually been doing quite well under its leadership.

Patrick O’Shaughnessy - Raymond James & Associates - Analyst

Okay, I appreciate your thoughts, thank you.

Operator

Thank you. Our final question will come from Brian Bedell with ISI Group. Your line is open.

Brian Bedell - ISI Group - Analyst

Jeff or Scott, can you give us a sense of the revenue impact from the Life clearing arrangement beginning in the third quarter? Obviously, it makes a lot of sense, given your platforms already built from the expense side, it’s not any kind of significant increase. But just to get a sense of the maybe annualized revenue, obviously depends on volumes, and maybe if you could base it on say other January Life volumes, for example?

Scott Hill - IntercontinentalExchange - CFO

Yes, we haven’t really given guidance on that and it’s out in the back half of the year and we haven’t provided those terms of the contract, so I really, I don’t want to provide a number to you here. What I will tell you is that it was a heavily negotiated deal. It is a good commercial arrangement from Life’s standpoint. As you said, we would benefit because it leverages most of our existing infrastructure, so we’re able to do it at a fourth smaller investment than would have been the case otherwise, and we’ve got a track record of having done this. We did leave LCH. We did transition a big amount of OI over so it’s a good deal for both sides. It gives Life the certainties they needed. It gives us the opportunity to drive some more volume to a fixed infrastructure. But in terms of specific guidance I’d ask your patience a bit as we get further into the build-out for us to give any specific numbers.

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FEBRUARY 06, 2013 / 01:30PM GMT, ICE - Q4 2012 IntercontinentalExchange, Inc. Earnings Conference Call

Brian Bedell - ISI Group - Analyst

Sure, that’s fair enough and just maybe a follow-up question on the long-term use of excess capital that you’ll be generating from the very strong free cash flow from the deal, as we look out into 2014 and 2015. Can you just give us a sense of what your priorities would be for deployment of that excess capital, including the potential capital from the IPO of Euronext?

Jeff Sprecher - IntercontinentalExchange - Chairman & CEO

That’s a great question, and I think what we would expect to do in the future will be largely guided by what you have seen us do in the past with one exception. As we’ve noted, post close of the deal, we will begin to pay a dividend, a dollar amount about the same as you see today of $300 million, so that will be one use of capital that you haven’t seen us do historically.

Beyond that, there are really going to be three focuses and I’ll give them to you in order. We are going to continue to be a growth Company and we will look for opportunities to invest in further growth, whether that’s internal CapEx, internal software development, M&A opportunities, et cetera, we will continue to focus on that in the immediate term right after the deal, we will focus on deleveraging. Depending on when the deal closes we’ll likely be around 2.5 times lever on a combined basis. As you know, historically we’ve been closer to and a little below 1 and we will quickly work our way towards that number. I’d expect within a year we’ll get down below 2 and quickly into the 1 to 1.5 range with an objective to get to 1 over time, and then in addition to that, just as we did on admittedly a smaller scale with the Creditex deal there is going to be a number of shares that will put dilution into the market, and we’ll use cash flow to buy those shares back opportunistically to reduce that dilution impact, so again, it’s a combination of what you seen in the past. It’s going to be growth, it’s going to be deleveraging, it’s going to be share buy-backs, but then post-close for the first time in the Company’s history, we will begin to pay a dividend.

Brian Bedell - ISI Group - Analyst

Great. That’s very helpful, thank you.

Operator

That does conclude the question and answer session. I’d like to turn it back to management for any closing statements.

Jeff Sprecher - IntercontinentalExchange - Chairman & CEO

Thank you, Bethany, and thank you all for joining us this morning. We’ll keep you informed as we provide with the NYSE Euronext acquisition, and also with the progress of the many other initiatives we have underway, and I’d like to wish you all a Happy New Year of Snake.

Operator

Ladies and gentlemen, this does conclude your conference. You all may disconnect, and have a good day.

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FEBRUARY 06, 2013 / 01:30PM GMT, ICE - Q4 2012 IntercontinentalExchange, Inc. Earnings Conference Call

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CAUTIONARY STATEMENT REGARDING FORWARD LOOKING STATEMENTS

This written communication contains “forward-looking statements” made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. In some cases, you can identify forward-looking statements by words such as “may,” “hope,” “will,” “should,” “expect,” “plan,” “anticipate,” “intend,” “believe,” “estimate,” “predict,” “potential,” “continue,” “could,” “future” or the negative of those terms or other words of similar meaning. You should carefully read forward-looking statements, including statements that contain these words, because they discuss our future expectations or state other “forward-looking” information. Forward-looking statements are subject to numerous assumptions, risks and uncertainties which change over time. ICE and NYSE Euronext caution readers that any forward-looking statement is not a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking statement.

Forward-looking statements include, but are not limited to, statements about the benefits of the proposed merger involving ICE and NYSE Euronext, including future financial results, ICE’s and NYSE Euronext’s plans, objectives, expectations and intentions, the expected timing of completion of the transaction and other statements that are not historical facts. Important factors that could cause actual results to differ materially from those indicated by such forward-looking statements are set forth in ICE’s and NYSE Euronext’s filings with the U.S. Securities and Exchange Commission (the “SEC”). These risks and uncertainties include, without limitation, the following: the inability to close the merger in a timely manner; the inability to complete the merger due to the failure of NYSE Euronext stockholders to adopt the merger agreement or the failure of ICE stockholders to approve the issuance of ICE common stock in connection with the merger; the failure to satisfy other conditions to completion of the merger, including receipt of required regulatory and other approvals; the failure of the proposed transaction to close for any other reason; the possibility that any of the anticipated benefits of the proposed transaction will not be realized; the risk that integration of NYSE Euronext’s operations with those of ICE will be materially delayed or will be more costly or difficult than expected; the challenges of integrating and retaining key employees; the effect of the announcement of the transaction on ICE’s, NYSE Euronext’s or the combined company’s respective business relationships, operating results and business generally; the possibility that the anticipated synergies and cost savings of the merger will not be realized, or will not be realized within the expected time period; the possibility that the merger may be more expensive to complete than anticipated, including as a result of unexpected factors or events; diversion of management’s attention from ongoing business operations and opportunities; general competitive, economic, political and market conditions and fluctuations; actions taken or conditions imposed by the United States and foreign governments or regulatory authorities; and adverse outcomes of pending or threatened litigation or government investigations.  In addition, you should carefully consider the risks and uncertainties and other factors that may affect future results of the combined company, as are described in the section entitled “Risk Factors” in the joint proxy statement/prospectus filed by ICE with the SEC, and as described in ICE’s and NYSE Euronext’s respective filings with the SEC that are available on the SEC’s web site located at www.sec.gov, including the sections entitled “Risk Factors” in ICE’s Form 10−K for the fiscal year ended December 31, 2012, as filed with the SEC on February 6, 2013, and “Risk Factors” in NYSE Euronext’s Form 10−K for the fiscal year ended December 31, 2011, as filed with the SEC on February 29, 2012, and NYSE Euronext’s Quarterly Reports on Form 10-Q for the quarters ended March 31, 2012, as filed with the SEC on May 4, 2012, and September 30, 2012, as filed with the SEC on November 8, 2012. You should not place undue reliance on forward-looking statements, which speak only as of the date of this written communication. Except for any obligations to disclose material information under the Federal securities laws, ICE undertakes no obligation to publicly update any forward-looking statements to reflect events or circumstances after the date of this written communication.

IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND WHERE TO FIND IT

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the proposed transaction, ICE has filed with the SEC a registration statement on Form S−4, which includes a preliminary joint proxy statement/prospectus with respect to the proposed acquisition of NYSE Euronext. The final joint proxy statement/prospectus will be delivered to the stockholders of ICE and NYSE Euronext. INVESTORS AND SECURITY HOLDERS OF BOTH ICE AND NYSE EURONEXT ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION CAREFULLY AND IN ITS ENTIRETY, INCLUDING ANY DOCUMENTS PREVIOUSLY FILED WITH THE SEC AND INCORPORATED BY REFERENCE INTO THE JOINT PROXY STATEMENT/PROSPECTUS, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION REGARDING ICE, NYSE EURONEXT AND THE PROPOSED TRANSACTION. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus, as well as other filings containing information about ICE and NYSE Euronext, without charge, at the SEC’s website at http://www.sec.gov. Investors may also obtain these documents, without charge, from ICE’s website at http://www.theice.com and from NYSE Euronext’s website at http://www.nyx.com.

PARTICIPANTS IN THE MERGER SOLICITATION

ICE, NYSE Euronext and their respective directors, executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the transactions contemplated by the Merger Agreement.

You can find information about ICE and ICE’s directors and executive officers in ICE’s Annual Report on Form 10-K for the year ended December 31, 2012, as filed with the SEC on February 6, 2013, and ICE’s proxy statement for its 2012 annual meeting of stockholders, as filed with the SEC on March 30, 2012.

You can find information about NYSE Euronext and NYSE Euronext’s directors and executive officers in NYSE Euronext’s Annual Report on Form 10-K for the year ended December 31, 2011, as filed with the SEC on February 29, 2012, and NYSE Euronext’s proxy statement for its 2012 annual meeting of stockholders, filed with the SEC on March 26, 2012.

Additional information about the interests of potential participants is included in the joint proxy statement/prospectus, and the other relevant documents filed by ICE and NYSE Euronext with the SEC.